OD 5/30/14

SECURI 14041021 ION

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SEC Mail Processing Section

MAY 30 2014

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

Albany (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Peter Purcell 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slocum DeAngelus & Associates P. C.
(Name – *if individual, state last, first, middle name*)

974 Albany Shaker Road (Address) Latham, (City) NY (State) 12210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 6/4/14

OATH OR AFFIRMATION

I, J. Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments, Inc., as of March, 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 1, 20~~ 1/8/15

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2014 AND 2013

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC

CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying statements of financial condition of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity and changes in liabilities subordinated to the general claims of creditors and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Slocum DeAngelus & Associates, P.C.

Slocum DeAngelus & Associates, P.C.

May 9, 2014
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2014 AND 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 2,538,854	$ 1,806,918
Receivables -		
Clearing broker	299,693	206,952
Accrued commissions	4,722,120	3,578,510
Other	28,835	39,129
Prepaid expenses	19,270	12,506
Total current assets	7,608,772	5,644,015
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 261,298 and $ 207,278 in 2014 and 2013, respectively	288,322	208,567
OTHER ASSETS		
Cash deposited with clearing broker	175,000	175,000
Security deposits	16,882	16,882
Total other assets	191,882	191,882
TOTAL ASSETS	$ 8,088,976	$ 6,044,464

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 6,282,858	$ 4,616,461
Notes payable - current	3,402	15,822
Income taxes payable	61,862	28,596
Total current liabilities	6,348,122	4,660,879
LONG-TERM LIABILITIES		
Notes payable – long-term	-0-	3,402
Deferred income taxes	83,613	60,479
Subordinated loan – Parent company	150,000	150,000
Total long-term liabilities	233,613	213,881
TOTAL LIABILITIES	6,581,735	4,874,760
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	1,378,213	1,040,676
Total stockholder's equity	1,507,241	1,169,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,088,976	$ 6,044,464

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	2014	2013
REVENUES		
Mutual fund commissions	$ 27,873,897	$ 19,819,618
Variable annuities, insurance and other product commissions	16,690,617	13,002,725
Securities commissions	4,658,724	4,478,509
Fee income	647,091	496,400
Interest and other income	44,336	37,761
Total revenues	49,914,665	37,835,013
COST OF REVENUES (Supplementary schedule)	41,333,348	31,124,524
GROSS PROFIT	8,581,317	6,710,489
OPERATING EXPENSES		
Rent	374,721	370,335
Administrative payroll and benefits	2,692,826	2,533,053
General and administrative (Supplementary schedule)	4,931,529	3,417,596
Total operating expenses	7,999,076	6,320,984
NET INCOME FROM OPERATIONS	582,241	389,505
INTEREST EXPENSE	(23,112)	(26,297)
PROVISION FOR TAXES	(221,592)	(141,544)
NET INCOME	$ 337,537	$ 221,664

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2012	$ 10,000	$ 119,028	$ 819,012	$ 948,040
Net income	-0-	-0-	221,664	221,664
Balance-March 31, 2013	10,000	119,028	1,040,676	1,169,704
Net income	-0-	-0-	337,537	337,537
Balance-March 31, 2014	$ 10,000	$ 119,028	$ 1,378,213	$1,507,241

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2013	$ 150,000
Additional Loans	-0-
Balance – March 31, 2014	$ 150,000

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 337,537	$ 221,664
Adjustments to reconcile net income to		
net cash provided by operations:		
Depreciation	68,813	64,111
(Increase) decrease in:		
Receivables -		
Clearing broker	(92,741)	29,852
Accrued commissions	(1,143,610)	(870,730)
Other	10,294	(12,345)
Prepaid expenses	(6,764)	1,803
Increase (decrease) in:		
Accounts payable and accrued expenses	1,666,397	763,517
Deferred income taxes	23,134	3,907
Income taxes payable	33,266	(17,502)
Net cash provided by operating activities	896,326	184,277
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(148,568)	(76,916)
CASH FLOW FROM FINANCING ACTIVITIES		
Principal payments on long term debt	(15,822)	(31,382)
NET INCREASE IN CASH AND CASH EQUIVALENTS	731,936	75,979
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	1,806,918	1,730,939
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 2,538,854	$ 1,806,918

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2014	2013
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 221,592	$ 141,544
Adjustments related to deferred income taxes	(23,134)	(3,907)
Adjustments related to income taxes payable	(33,266)	17,502
TOTAL INCOME TAXES PAID	$ 165,192	$ 155,139
INTEREST PAID	$ 23,112	$ 26,297

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	2014	2013
COST OF REVENUES		
Independent agent commissions	$ 35,086,083	$ 26,353,774
Sales and trading salaries	3,090,524	2,427,239
Professional liability insurance	1,001,229	839,043
Fees and regulatory	927,981	482,385
Clearing and execution	531,492	459,651
Payroll taxes and benefits	543,127	449,814
Retirement plan	152,912	112,618
Total cost of revenues	$ 41,333,348	$ 31,124,524
GENERAL AND ADMINISTRATIVE		
Management services	$ 3,186,994	$ 1,986,659
Communication and technology	584,246	420,286
Payroll and data processing	167,951	151,796
Professional fees	145,691	71,086
Travel	117,910	90,620
Insurance	93,656	86,555
Computer supplies	89,270	82,000
Postage	86,155	89,643
Other	70,965	75,040
Meals and entertainment	72,033	59,170
Depreciation	68,813	64,111
Telephone	60,326	67,605
Office	58,381	64,489
Customer statements	50,496	44,597
Utilities	48,461	33,080
Equipment rental and repair	19,149	18,052
Advertising and promotion	11,032	12,807
Total general and administrative	$ 4,931,529	$ 3,417,596

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS of $ 175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

The Company records its revenue on the accrual basis of accounting. Revenues and related broker expenses are recorded on a trade date basis as securities transactions occur.

REVENUE RECOGNITION

Revenues are comprised of commission-based products for which we and our registered representatives receive an upfront commission and, for certain products, a trailing commission and fee income for administrative services. Our brokerage offerings include mutual funds, equities, variable and fixed annuities, alternative investments such as non-traded real estate investment trusts and business development companies, retirement and 529 education savings plans, fixed income and insurance.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

DEPRECIATION

Fixed assets are recorded at cost and depreciation is provided by using the straight-line method for book purposes and accelerated rates for income tax purposes over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 68,813 and $ 64,111 for the years ended March 31, 2014 and 2013, respectively.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES
The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy is in accordance with FASB ASC 740, income taxes. FASB ASC 740-10 clarifies the accounting for before being recognized in the financial statements. With few exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2009.

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013
Current income tax expense	$ 198,457	$ 137,637
Deferred income tax expense	23,135	3,907
Total income tax expense	$ 221,592	$ 141,544

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

SUBSEQUENT EVENTS
Subsequent events have been evaluated through May 9, 2014, which is the date the financial statements were available to be issued.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Schenectady, New York and a Co-location for data in Albany, New York. All premises are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2019	$ 440,913
Albany, New York	December 15, 2015	22,500
Schenectady, New York	May 31, 2018	3,700

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 59,226 and $ 54,097 for the years ended March 31, 2014 and 2013, respectively. Rent is shown net of sublease income on the statements of income

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2015	$ 463,806
2016	445,180
2017	445,308
2018	441,649
2019	440,913

(3) NOTES PAYABLE

The Company leases certain equipment under capital lease financing agreements. The terms of the capital leases are as follows:

	2014	2013
Dell Financial 36 month 9.5% interest capital lease secured by computer equipment. This lease was satisfied July, 2013	$ -0-	$ 5,616
Dell Financial 36 month zero percent capital lease secured by computer equipment. Matures July, 2014.	3,402	13,608
Total notes payable	3,402	19,224
Less current portion	3,402	15,822
Total notes payable long-term	$ -0-	$ 3,402

The future principal payments under the capital leases are as follows:

Year Ended March 31,	Amount
2015	$ 3,402

Interest paid on the capital leases for the years ended March 31, 2014 and 2013 were $300 and $3,485, respectively.

(4) RETIREMENT PLAN

The Company maintains a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $152,912 and $ 112,618 in 2014 and 2013, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 3,503,500 and $ 2,530,000 in 2014 and 2013, respectively.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 1,262,205 and $ 1,328,765 in 2014 and 2013, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and its independent registered representatives of approximately $ 801,446 and $ 709,473 were paid in 2014 and 2013, respectively.

(6) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (8). Interest paid pursuant to the subordination agreement was $22,812 and $22,812 for 2014 and 2013, respectively.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2014	2013
Computed net capital, including subordinated note	$ 823,061	$ 644,891
Aggregate indebtedness, excluding subordinated note	781%	733%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 350,000 for both 2014 and 2013.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2014 and 2013, and have issued our report thereon dated May 9, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SLOCUM DeANGELUS & ASSOCIATES, P.C.
Slocum DeAngelus & Associates, P.C.

May 9, 2014
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
MARCH 31, 2014 AND 2013

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2014	2013
Total stockholder's equity	$ 1,507,241	$ 1,169,704
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	1,657,241	1,319,704
Deductions -		
Commissions aged or unallowable	443,131	351,439
Other receivables	28,836	39,129
Security deposits	16,882	16,882
Funds reserved for regulatory fees	11,855	10,767
Prepaid expenses	19,270	12,506
Fixed assets	288,322	205,165
Total deductions	808,296	635,888
Net capital before haircuts on money market accounts	848,945	683,816
Haircuts on money market accounts	25,884	38,925
Net capital	823,061	644,891
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	428,783	314,984
Excess net capital	$ 394,278	$ 329,907

AGGREGATE INDEBTEDNESS

	2014	2013
Accounts payable and accrued expenses	$ 6,286,260	$ 4,635,685
Income tax payable	145,475	89,075
Total aggregate indebtedness	$ 6,431,735	$ 4,724,760
Ratio of aggregate indebtedness to net capital	7.81 to 1.00	7.33 to 1.00

Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of form X-17a-5 as of March 31, 2014 and 2013.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audit of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the Company), as of and for the years ended March 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SLOCUM, DeANGELUS & ASSOCIATES, P.C.

Slocum, DeAngelus & Associates, P.C.

May 9, 2014
Albany, New York

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2013 to March 31, 2014, which were agreed to by Purshe Kaplan Sterling Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Purshe Kaplan Sterling Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Purshe Kaplan Sterling Investments, Inc.'s management is responsible for Purshe Kaplan Sterling Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from their operating account noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2014, with revenues reported on the FOCUS reports for the period from April 1, 2013 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2013 to March 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.,Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SLOCUM DEANGELUS & ASSOCIATES, P.C.

Slocum, DeAngelus & Associates, P.C.

May 9, 2014
Albany, New York